Prospectus
                                   ----------



                           Engineering Animation, Inc.
                         139,230 Shares of Common Stock
                         ------------------------------



         This Prospectus relates to 139,230 shares of common stock of Engineering Animation, Inc. that may be offered from time to time by some of our stockholders. We will not receive any of the proceeds from the sale of the common stock. We will bear the costs relating to the registration of the common stock estimated to be approximately $17,500.



         Our common stock is traded on the Nasdaq National Market under the symbol "EAII." On November 29, 1999, the reported last sale price of our common stock was $8.50 per share.



         See "Risk Factors" beginning on page 4 to read about factors you should consider before buying shares of the common stock.



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.



               The date of this prospectus is December 9, 1999.

                                Table of Contents

                                                                            Page
  Where to Find More Information..............................................3
  The Company.................................................................4
  Risk Factors ...............................................................4
  Use of Proceeds............................................................10
  Selling Stockholders.......................................................10
  Plan of Distribution.......................................................11
  Legal Matters..............................................................12
  Experts....................................................................12



          You should rely only on the information contained in this document or in any accompanying prospectus supplement or information that we have referred you to. We have not authorized anyone to provide you with different information.

          This prospectus is an offer to sell, or a solicitation of offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

          The information in this prospectus is accurate only as of its date, regardless of the time of its delivery or of any sale of our common stock.

                         Where to Find More Information

          We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement. For further information with respect to Engineering Animation and the common stock, you should refer to the registration statement, including the related exhibits. The statements contained in this prospectus as to the contents of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete; each of these statements is qualified in its entirety by reference to the document.

          We also file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this prospectus.

          We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

  1.   Annual Report on Form 10-K for the year ended December 31, 1998;

  2. Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999;

  3. Current Reports on Form 8-K, filed January 6 (as amended February 17) and July 9, 1999; and

  4. The description of Registrant's Common Stock contained in the Registrant's Registration Statement on Form S-4 filed with the Commission on August 21, 1998, including any amendment or report filed for the purpose of updating such description (File No. 333-61569).

         You may request free copies of these filings, including any exhibits that are incorporated by reference into that document, by writing or telephoning Jamie A. Wade, Secretary, Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010, telephone (515) 296-9908.

         You may read and copy any registration statements, reports, proxy statements and other information filed by us with the SEC without charge and obtain copies (at prescribed rates) at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, you can obtain electronically filed documents, including registration statements, reports and proxy statements and other information, from the SEC's Web site at http://www.sec.gov.

                                   The Company

         We provide Internet-enabled visual process management, collaboration, communication and analysis solutions for extended manufacturing enterprises. By providing access to product and process data across large enterprises and their suppliers, and by providing the solutions to analyze, visualize and manipulate that data, our software helps customers improve product design, lower costs, enhance quality and reduce time to market. Major manufacturers in the automotive, aerospace, heavy equipment and electronics industries use our integrated enterprise-wide solutions across corporate intranets and the Internet. Our software solutions clients represent over 1,000 manufacturers, including The Boeing Company, DaimlerChrysler AG, Ford Motor Company, Freightliner Corp., General Electric Company, General Motors Corporation, Hyundai Motor Company, Lockheed Martin Corporation, Motorola, Inc., Navistar International Corporation, Toyota Motor Corporation and Xerox Corporation.


     Our products are aligned in three key areas: E-Services, which includes e-Vis.com(TM) for secure Internet collaboration; Open Enterprise Visualization for viewing, distributing and analyzing product design data; and Open Virtual Factory for enhancing the efficiency and quality of manufacturing operations and processes. Our professional services team supports each of these product ideas, providing customized systems integration and deployment support.

     Our executive offices are at 2321 North Loop Drive, Ames, Iowa 50010. Our telephone number is (515) 296-9908; our Internet e-mail address is eaii@eai.com; and our World Wide Web home site is at http://www.eai.com.

                                  Risk Factors

         You should carefully consider the risks and uncertainties described below and other information in this prospectus or incorporated in it by reference before deciding to invest in shares of our common stock. These are not the only risks and uncertainties that we face. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm our business operations. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed. In this case, the trading price of the common stock could decline, and you could lose all or part of your investment.

Industry Risks

If we fail to adapt to technological changes or if the market does not accept our products and services, our business could be harmed.

         Our revenues and operating results may decline if:

              *     our products and services become outdated;
              * we are unable to introduce new products and services or upgrade our existing products and services when the market demands them; or
              * the market does not accept our products and services or their upgrades.

         Therefore, our success depends on our ability to:

              *     develop and sell our products and services;
              *     adapt our software products for new platforms;
              *     provide Internet  infrastructure and security;
              * develop site licensing and subscription agreements with major manufacturers in the automotive, aerospace, heavy equipment and other manufacturing industries; and
              * attract other companies to make their software products compatible with ours.

         Since we provide products and services in a rapidly changing industry, we try to anticipate emerging computer technologies and capabilities. We must adapt our products and services in response to industry developments like enhanced graphics, sound, video and speech generation. We cannot assure you that we will be able to introduce new products and services on a timely basis or that new products and services will be accepted in the market. Because we target developing markets in which we are uncertain of effects of future product and service enhancements, future technological developments and future competition, we cannot accurately predict the life cycles of our products and services.

The market for our products and services is emerging, and if the market does not continue to grow, it would have a negative impact on our growth.

         Our growth depends on whether there is significant market demand for our software products and services. The market for Internet-enabled visual process management, collaboration, analysis and communication solutions in the automotive, aerospace, heavy equipment and other manufacturing industries is still emerging and dependent on a number of variables, including Internet acceptance, customer preferences and the rate at which customers adopt new technologies. We cannot assure you that the software products and services market will continue to grow or that the market will continue to demand or accept our software products and services.

         Also, we cannot be certain that large customers will invest in our products and services on an Internet or company-wide basis or that users outside the design, engineering and manufacturing areas will adopt our visualization and collaboration products and services.

Year 2000 issues may adversely affect us.

         Year 2000 issues may adversely affect our business if our readiness efforts are inadequate. We have evaluated our products and services and mission critical facilities, databases and software and hardware systems for Year 2000 readiness. Based on our evaluation and remediation efforts to date, we do not believe that our products and services or mission critical databases and software and hardware systems will be substantially affected by Year 2000 issues.

     If we fail to identify or solve a mission critical Year 2000 readiness issue, our normal business operations could be interrupted or fail. If the systems supplied to us by third parties and upon which we rely are not made compliant on a timely basis, our business operations could also be interrupted or fail. These interruptions or failures could have a material adverse effect on us.

Company Risks


Our quarterly operating results may fluctuate, and our future revenue and profitability are uncertain.

         We historically have experienced fluctuations in our quarterly revenues and operating results and we expect to experience fluctuations in the future. Since our quarterly and annual revenues and operating results vary, we believe that period-to-period comparisons of results are not necessarily meaningful. You should not rely on period-to-period comparisons as indicators of our future performance.

         In addition to general economic conditions, the following factors affect our revenues:

          * difficulties in forecasting the volume and timing of customer orders and subscriptions;
          * the timing of our introduction of new products and services relative to our competitors' introduction of similar products and services;
          *        our arrangements with distributors to market our products;
          * the cost of developing and deploying our new Internet-enabled services;
          *        customer budgets; and
          *        our ability to competitively price our products and services.

Our share price has been, and is likely to continue to be, volatile.

         The market price of our common stock has been and is likely to continue to be volatile and significantly affected by factors including:

          * general market conditions and market conditions affecting technology stocks generally;
          *         actual  or  anticipated   fluctuations  in  our quarterly or
                    annual operating results;
          * market uncertainty regarding our new product and service initiatives;
          * announcements relating to customer contracts, acquisitions or investments or corporate actions such as stock splits; and
          *         industry conditions or trends.

         The stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. These broad market or technology sector fluctuations may adversely affect the market price of our common stock.

         The market price of our common stock has also been and is likely to continue to be affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views.

If we fail to integrate acquired businesses, our business could be harmed.

         We will need to successfully integrate the businesses that we have acquired and any businesses that we may acquire in the future. In July 1999, we acquired KX Verksamhetsutveckling AB; in December 1998, we acquired DELTA Industrie Informatik GmbH; in September 1998, we acquired Transom Technologies, Inc. and Variation Systems Analysis, Inc.; and, in June 1998, we acquired Sense8 Corporation. We intend to consider acquiring additional businesses.

         We may not be able to successfully integrate the businesses acquired in the past or businesses we may acquire in the future. Our ability to integrate the acquired businesses primarily depends on the effect on the acquired businesses of integration into our organization, our ability to effectively manage the operations of the acquired businesses and the profitability and growth of the acquired businesses.

Our business could be harmed if our sales to a key customer or industry decrease.

         In 1998, 15% of our revenues from our continuing operations came from sales of software products and services to Ford Motor Company. We cannot assure you, however, that we will be able to continue to sell software products and services to Ford at 1998 levels or, if we fail to do so, that we will be able to replace Ford with new customers. In addition, the automotive industry comprises a large portion of our other software customers. Decreased demand for our software products and services by automotive companies or failure of these customers to take advantage of Internet-enabled solutions would harm our business.

We may face significant competition, and if we cannot or do not respond appropriately, our business will suffer.

         Large software companies or companies competing in the computer-aided design (CAD), computer-aided engineering (CAE), computer-aided manufacturing
(CAM) and product data management (PDM) markets could offer solutions with a range of functionality similar to ours. These companies include Agile Software Inc., Dassault Systemes S.A., INSO Corp., MatrixOne Inc., Microsoft Corporation, Parametric Technology Corporation (PTC), Silicon Graphics, Inc., Structural Dynamics Research Corporation (SDRC), Tecnomatix Technologies Ltd., Unigraphics Solutions Inc. and Visio Corp.

         Companies in the enterprise resource planning (ERP) software market could offer products with functionality similar to ours. These companies include Baan Company N.V., Computer Associates International, Inc., Oracle Corporation, PLATINUM technology International, inc. and SAP A.G.

         In addition, Internet-enabled products and services with features partially similar to ours are available in the market. These products and services include: manufacturing.net by Cahners Business Information, a division of Reed Elsevier, Inc., and verticalnet.com by VerticalNet, Inc., offering portals; lotus.com by Lotus Development Corporation, and projectplace.com by Projektplatsen AB, offering collaboration solutions; and cocreate.com by CoCreate Software Inc., and windchill.com by PTC, offering integration solutions.

         Although some of these companies have substantially greater financial and other resources than we have, we believe that we have a technical advantage over these competitors. Maintaining our advantage, however, will require our continued investment in research and development and sales and marketing. We cannot assure you that we will have sufficient resources to make continued investments in these areas or that our efforts will be successful.

If third parties on whom we rely to market and distribute our software products are not successful in their efforts, our business prospects will be impaired.

         Our success depends in part on agreements with third parties to market and distribute our software products. We market our software products to end-users, both directly and indirectly. Currently, we have contractual relationships with Hewlett-Packard Company, Unigraphics Solutions Inc., Itochu Corporation and SDRC to jointly market and distribute our software products. These contracts represent significant marketing and distribution opportunities for our software products. However, we cannot assure you that these relationships will continue beyond their contract terms. In addition, we do not control the sales forces of these third parties.

If our relationships with third parties on whom we rely to provide Internet infrastructure and security for some of our services are disrupted, our business will suffer.

         We have partnered with third parties, including Hewlett Packard, in bringing our E-services Internet portal to the manufacturing community. These third parties provide integral services and components, like hosting services, web content, marketing support, outsourcing, consulting, high-performance server platforms, and security features. A disruption in a partnering relationship could adversely affect our immediate ability to deliver our portal services.

If we fail to manage our growth effectively, we may incur unexpected expenses, and our operating results and financial condition will suffer.

         We expect that if we are unable to effectively manage our growth, our operating results and financial condition will suffer. We have grown rapidly, and continued rapid growth could strain our employees, operating procedures, financial resources and information systems. We plan to expand our sales and marketing initiatives, introduce a significant number of new products and services, increase our development expenditures and hire additional employees. These activities will require significant management time and expertise.

If we cannot properly address risks associated with our international business, our business could be adversely affected.


         Our international operations and revenues have been increasing and may continue to increase in the future. In 1998, sales to international end-user customers represented 27% of our revenues from continuing operations. As a result, we are subject to the risks of conducting business outside the United States, including changes in regulatory requirements, the burdens of complying with a variety of foreign laws, fluctuations in currency exchange rates and tariffs, other trade barriers and restrictions and slower collection periods. We do not know what effect such regulatory, geopolitical and other factors will have on our business in the future or if we will have to modify our business. In addition, the laws of certain foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States.

Our business depends on our intellectual property rights, and if we are unable to protect them, our competitive position and profitability will suffer.

         Our extensive proprietary technology and databases are crucial to our success and ability to compete. We protect our proprietary rights through a combination of copyright, trademark and trade secret laws, and employee and third party non-disclosure and non-competition agreements. However, these measures may not prevent our competitors from obtaining or using our proprietary technology and databases.

         We have incorporated mechanisms into certain of our products that we hope will prevent or inhibit unauthorized copying. Also, we package our software products with license agreements that prohibit unauthorized copying of the software. Nevertheless, some users do copy software without authorization and, if a significant amount of unauthorized copying of our products occurs, it would negatively impact our revenues and operating results. Also, we believe that as the number of software products in the industry increases and the functionality of these products further overlaps, assertions of infringement claims will become more common. If third parties assert infringement claims against us, it is possible that we will have to enter into royalty arrangements or engage in costly litigation, which could negatively affect our profitability.

If we lose the services of our key personnel, we may be unable to replace them, and our business could be negatively affected.

         Our success depends in large part on our ability to continue to attract, motivate and retain key technical, marketing, sales and management personnel. If one of our key employees decides to leave Engineering Animation, we will have to find a replacement with the combination of skills and attributes necessary to execute our strategy. Because competition for skilled employees is intense and the process of finding qualified individuals can be lengthy and expensive, we believe that the loss of the services of key personnel could negatively affect our revenues, operating results and financial condition. We maintain key person life insurance covering our executive officers. Nevertheless, the amount of insurance may be insufficient to offset the loss of their services.
-------------------------------------------------------------------------------

         This prospectus and some of the documents incorporated in it by reference contain forward-looking statements that involve risks and uncertainties. We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements often contain words like believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements do not guarantee future performance. Recognize these statements for what they are and do not rely upon them as facts.

         Forward-looking statements involve risks, uncertainties and assumptions, including, but not limited to, those discussed above and elsewhere in this prospectus. We may not update the forward-looking statements, even if they become incorrect or misleading. We make these statements under the protection afforded them by Section 21E of the Securities Exchange Act of 1934, as amended. Because we cannot predict all of the risks and uncertainties that may affect us, or control the ones we do predict, these risks and uncertainties can cause our results to differ materially from the results we express in our forward-looking statements.

                                 Use of Proceeds

         All of the proceeds from the sale of the common stock offered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.


                              Selling Stockholders

         We are registering all of the shares of common stock covered by this prospectus for reoffers and resales by Kornelia Lay, Klaudia Dietewich-Menges and Claudia-Edith Rettich, former stockholders of DELTA Industrie Informatik GmbH. These former stockholders, along with any pledgees, donees, transferees or others who may later hold the selling stockholders' interests, will be referred to in this prospectus as the selling stockholders.


         All of the shares offered by the selling stockholders were acquired in connection with our acquisition of DELTA, a privately held German software company. We acquired all of the outstanding shares of DELTA's capital stock from six stockholders in exchange for shares of our common stock. In the past three years, none of the selling stockholders has had a material relationship with us, except that the spouses of the selling stockholders became non-executive officers or non-officer employees of Engineering Animation after the acquisition. In order to satisfy certain tax liabilities under German law, the selling stockholders are offering for resale an aggregate of 139,230 shares under this prospectus and may resell all, a portion or none of these shares.

         The following table sets forth information with respect to the number of shares of common stock beneficially owned by each of the selling stockholders as of November 15, 1999. Beneficial ownership includes shares that are exercisable currently or that become exercisable within 60 days. As of November 15, 1999, there were 11,965,225 shares of common stock outstanding.




                                     Shares beneficially owned        Number of shares       Shares beneficially owned
                                     prior to the sale of shares       covered by this       after the sale of shares
                                     covered by this prospectus           Prospectus         covered by this prospectus
                                    ------------------------------ ---------------------- -------------------------------
     Selling Stockholder                Number         Percent                                Number         Percent
----------------------------------- --------------- -------------- ---------------------- --------------- ---------------
Kornelia Lay                           185,452           1.55             46,224             139,228          1.16
----------------------------------- --------------- -------------- ---------------------- --------------- ---------------
Klaudia Dietewich-Menges               185,731           1.55             46,503             139,228          1.16
----------------------------------- --------------- -------------- ---------------------- --------------- ---------------
Claudia-Edith Rettich                  185,731           1.55             46,503             139,228          1.16
----------------------------------- --------------- -------------- ---------------------- --------------- ---------------
         Total                         556,914           4.65            139,230             417,684          3.49
----------------------------------- --------------- -------------- ---------------------- --------------- ---------------

                              Plan of Distribution

         We will pay the costs and fees of registering the common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.


         The selling stockholders may sell the common stock in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of their common shares through:

          * a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

          * purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

          * ordinary brokerage transactions and transactions in which a broker solicits purchasers.

         When selling the common stock, the selling stockholders may enter into hedging transactions. For example, they may:

          * enter into transactions involving short sales of the common stock by broker-dealers;

          * sell the common stock short themselves and redeliver those shares to close out their short positions;

          * enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

          * loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

         The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the common shares may qualify as underwriters within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as underwriters, they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

         In addition to selling shares of their common stock under this prospectus, the selling stockholders may:

          * agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act;

          * transfer their common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

          * sell their common stock under Rule 144 of the  Securities Act rather
            than  under  this   prospectus,   if  the   transaction   meets  the
            requirements of Rule 144.

                                  Legal Matters

         Gardner, Carton & Douglas, Chicago, Illinois, will pass upon the validity of the common stock offered by this prospectus.

                                     Experts

         The consolidated financial statements of Engineering Animation, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in the 1998 Annual Report (Form 10-K) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which, as to the year ended 1996, is based in part on the report of Arthur Andersen LLP; independent public accountants. The consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon authority of such firms as experts in accounting and auditing.




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